SECOND AMENDMENT TO THE
BYLAWS
OF
SILVER STAR PROPERTIES REIT, INC.
a Maryland corporation

This SECOND AMENDMENT TO THE BYLAWS (“Second Amendment”) of SILVER STAR PROPERTIES REIT, INC. (F/K/A HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.), a Maryland corporation (the “Company”), is entered into and effective as of August 7, 2025. All defined terms not defined herein shall have the meaning ascribed to them in the Bylaws (as defined below).

RECITALS:

WHEREAS, the Maryland General Corporation Law at Section 2-506(c) provides as follows: “(2) Unless the charter or bylaws of a corporation provide otherwise, at a meeting of stockholders the presence, in person or by proxy, of a majority of all votes entitled to be cast at a meeting constitutes a quorum” (emphasis added);

WHEREAS, the Company is governed by the bylaws of the Company effective as of March 30, 2009, as amended October 25, 2023 (the “Bylaws”);

WHEREAS, pursuant to Article XIV of the Bylaws the Board of Directors may adopt, alter or repeal the Bylaws; and

WHEREAS, the Board of Directors intends to amend the Bylaws as stated herein.

AMENDMENT:

NOW, THEREFORE, the Bylaws are hereby amended as follows:

1.Article II, “Meetings of Stockholders”, Section 6, “Quorum; Adjournments” shall be deleted in its entirety and replaced with:

“At any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast at least one-third of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or charter of the Corporation (the “Charter”) for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.”

2.Article II, “Meetings of Stockholders”, Section 4, “Notice” shall be amended by adding the following at the end of the first paragraph of Article II, Section 4:

“Notice may be sent by electronic communication, including email, at the applicable address as it appears on the records of the Corporation. Such electronic communication may be sent to stockholders for which the Corporation has email addresses, and with respect to the same notice the Corporation may send to other stockholders by United States mail as provided herein.”

CERTIFICATE OF SECRETARY

The undersigned, being the duly appointed Acting Secretary of the Company, hereby certifies that the Second Amendment to the Bylaws to which this Certificate is attached were duly adopted by the Board of Directors of the Company as of the 7th day of August, 2025.

IN WITNESS WHEREOF, I have hereunto set my hand as of this 7th day of August, 2025.

By: /s/ Chester Grudzinski
Name:     Chester Grudzinski
Title:     Acting Secretary
Date:     August 7, 2025